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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            RHONE-POULENC RORER INC.
                           (NAME OF SUBJECT COMPANY)

                            RHONE-POULENC RORER INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  76242T 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                            RICHARD T. COLLIER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            RHONE-POULENC RORER INC.
                                500 ARCOLA ROAD
                        COLLEGEVILLE, PENNSYLVANIA 19426
                                 (610) 454-8000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                            MARGARET L. WOLFF, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Rhone-Poulenc Rorer Inc., a Pennsylvania corporation (the "Company" or "RPR"). The address of the principal executive offices of the Company is 500 Arcola Road, Collegeville, Pennsylvania 19426. The title of the class of equity securities to which this statement relates is the Common Stock, without par value, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement relates to a tender offer by Rhone-Poulenc S.A., a French societe anonyme ("Purchaser"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated August 22, 1997, to purchase all of the outstanding shares (the "Shares") of Common Stock at a price of $97 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with all amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed hereto as Exhibits (a) (1) and (a) (2), respectively, and are incorporated herein by reference.

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 19, 1997 (the "Merger Agreement"), among Purchaser, RP Vehicle Inc., a Pennsylvania corporation and a wholly owned subsidiary of Purchaser (the "Merger Subsidiary"), and the Company. The Merger Agreement provides that, among other things, as soon as practicable following the completion of the Offer, upon the terms and subject to the conditions (or the waiver of such conditions, if permissible) contained in the Merger Agreement and in accordance with the relevant provisions of the Pennsylvania Business Corporation Law (the "PBCL"), the Merger Subsidiary will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation. At the effective time of the Merger, each Share then outstanding (other than Shares owned directly or indirectly by Purchaser) will be converted, subject to dissenters rights, into the right to receive $97 in cash or any higher price per Share paid in the Offer. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference.

  Purchaser currently beneficially owns 68.1% of the outstanding Shares. The information set forth under the captions "INTRODUCTION", "SPECIAL FACTORS-- Background of the Offer", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "THE TENDER OFFER--Section 1. Terms of the Offer; Expiration Date" and "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser and the Merger Subsidiary" of the Offer to Purchase is incorporated herein by reference.

  Concurrently with the filing of this Statement, Purchaser, Merger Subsidiary and the Company are jointly filing with the Securities and Exchange Commission a Transaction Statement on Schedule 13E-3, dated August 22, 1997.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Purchaser, the Merger Subsidiary or their respective officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by Purchaser or the Merger Subsidiary, respectively, and the Company takes no responsibility for such information.

  (b) The information contained under the captions "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer", "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS--The Merger Agreement", "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS--Beneficial Ownership of Common Stock" and "SPECIAL FACTORS--Related Party Transactions" of the Offer to Purchase is incorporated herein by reference. Reference is hereby made to the information contained under the captions "Directors' Compensation", "Report on Executive Compensation by the Executive Personnel and Compensation Committee" and "Compensation of Executive Officers" at pages 8 through 19 of the Company's proxy statement relating to the annual meeting of the Company's shareholders held on March 31, 1997, a copy of which is filed as Exhibit (c)(2) hereto and incorporated herein by reference.

  Indemnification Agreements. Effective July 2, 1997, the Company entered into an indemnification agreement (the "Indemnification Agreement") with each of the members of the Special Committee, pursuant to which the Company has agreed to indemnify each such person in connection with his service on the special committee of Independent Directors (as defined in the Acquisition Agreement, dated as of March 12, 1990 between Purchaser and the Company) to the fullest extent permitted by applicable law. A copy of the Indemnification Agreement if filed as Exhibit (c)(3) to this Schedule 14D-9.

  Indemnification of Directors. The Company is a Pennsylvania corporation.
Section 1741 of the PBCL permits the Company to indemnify each of its directors and officers against expenses (including attorneys' fees) and, except in proceedings by or in the right of the Company, against any judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with litigation or similar proceedings by reason of serving in such capacities if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to criminal actions or proceedings, had no reasonable cause to believe that his or her conduct was illegal.
Section 1741 of the PBCL provides that a corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest and, with respect to any criminal action or proceedings, had no reasonable cause to believe that his or her conduct was unlawful.

  Section 513 of the PBCL enables a corporation in its bylaws to eliminate or limit the personal liability of an officer or director to the corporation or its shareholders by violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, and (ii) the breach or failure to perform constitutes self-dealing or willful misconduct or recklessness. Section 513 shall not apply to
(i) the reasonability or liability of a director pursuant to any criminal statute; or (ii) the liability of a director for payment of taxes pursuant to State or local law.

  Article Sixth of the Amended and Restated Articles of Incorporation of the Company provides that a director and officer of the Company shall not be personally liable as such for monetary damages (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages, or expenses of any nature (including without limitation, attorneys' fees and disbursements)) for any action taken, or any failure to take any action, unless the director has breached or failed to perform the duties of his or her office under the Amended and Restated Articles of Incorporation or the Bylaws of the Company or applicable provisions of the law and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. A copy of Article Sixth of the Amended and Restated Articles of Incorporation of the Company is filed as Exhibit (c)(4) and is incorporated herein by reference.


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  Article Seventh of the Bylaws of the Company generally provides that directors and officers will be indemnified to the fullest extent permissible under the PBCL against all costs, expenses, damages, judgments, penalties, punitive damages, excise taxes assessed with respect to an employee benefit plan, fines and amounts paid in settlement incurred in any proceeding (whether or not such proceeding was by or in the right of the Company) in which they were a party because of their position as a director or officer of the Company or because they served at the request of the Company as a director, officer, employee, agent, fiduciary or trustee of another corporation or entity. The Bylaws of the Company also provide for the advancement of litigation expenses at the request of a director or officer provided that such director undertakes to repay the amount advanced if it is ultimately determined that such director is not entitled to indemnification for such expenses. Where the director or officer initiated the action or participated as an intervener or amicus curiae, the Company is not required to indemnify unless the initiation or participation has been approved by the Board of Directors of the Board. In addition, the Company is not required to indemnify a director or officer with respect to any proceeding in which a court determines that the conduct of the director or officer constituted willful misconduct or recklessness within the meaning of certain provisions of the PBCL sufficient to bar indemnification, was based upon or attributable to the receipt of a personal benefit to which the director or officer was not legally entitled, or was finally adjudicated in a prescribed arbitration proceeding to be otherwise unlawful. However, directors and officers are entitled to commence a prescribed arbitration proceeding against the Company for failure to make a requested indemnification payment and the Company has the burden of proving such indemnification to be improper. Article Seventh of the Company's Bylaws is filed as Exhibit (c)(5) and is incorporated herein by reference.

  The Merger Agreement contains certain provisions regarding the indemnification and insurance of directors described under the heading "SPECIAL FACTORS--The Merger Agreement--Agreements of Purchaser, the Merger Subsidiary and the Company."

  Except as described herein or incorporated herein by reference, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates, or (2) Purchaser or the Merger Subsidiary or any of their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) On August 19, 1997 the Company Board, by a unanimous vote of all directors present and voting, based upon, among other things, the unanimous recommendation and approval of the Special Committee, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement are fair to, and in the best interests of, the Company and approved the Offer, the Merger and the Merger Agreement.

  A copy of a letter to all shareholders of the Company communicating the recommendations of the Board of Directors is filed as Exhibit (a)(3) and is incorporated herein by reference.

  (b) The reasons for the recommendation stated in paragraph (a) of this Item 4 are set forth under the captions "INTRODUCTION", "SPECIAL FACTORS-- Background of the Offer", "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS--Opinion of Goldman, Sachs & Co." of the Offer to Purchase and are incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information contained under the captions "SPECIAL FACTORS--Background of the Offer", "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS--Opinion of Goldman, Sachs & Co." and "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

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

  Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) The information contained under the caption "SPECIAL FACTORS--Interest of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference. Except as set forth in the previous sentence, during the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) The information contained under the captions "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "SPECIAL FACTORS--Plans for the Company after the Offer and the Merger; Certain Effects of the Offer", "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER--Section 11. Effect of the Offer on the Market for the Shares; the NYSE, the Paris Bourse and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as described in this Schedule 14D-9, or as set forth in the Offer to Purchase, to the best of the Company's knowledge, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The information contained under the captions "SPECIAL FACTORS--Background of the Offer" and "THE TENDER OFFER--Section 13. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference. Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference in their entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.

(a)(1) Offer to Purchase.*+

(a)(2) Letter of Transmittal.*+

(a)(3) Letter to Company shareholders.*+

(a)(4) Opinion of Goldman, Sachs & Co., dated August 19, 1997 (incorporated by reference to Schedule II to Purchaser's Tender Offer Statement on
       Schedule 14D-1, dated August 22, 1997).*

(a)(5) Notice of Guaranteed Delivery (incorporated by reference to Exhibit
       (a)(3) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated August 22, 1997).

(a)(6) Letter from Morgan Stanley & Co. Incorporated and UBS Securities LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(4) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated August 22, 1997).

(a)(7) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference to Exhibit (a)(5) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated August 22,
       1997).

(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated August 22,
       1997).

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

(a)(9) Summary Advertisement as published in The Wall Street Journal on August 22, 1997 (incorporated by reference to Exhibit (a)(7) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated August 22, 1997).

(a)(10) Press Release issued by Purchaser on August 20, 1997 (incorporated by reference to Exhibit (a)(8) to Purchaser's Tender Offer Statement on
        Schedule 14D-1, dated August 22, 1997).

(a)(11) Press Release issued by the Company on August 20, 1997.+

(a)(12) English translation of French-language Communique published in Les Echos and La Tribune on August 22, 1997 (incorporated by reference to Exhibit (a)(9) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated August 22, 1997).

(c)(1) Agreement and Plan of Merger dated as of August 19, 1997, among Purchaser, the Merger Subsidiary and the Company (incorporated by reference to Exhibit (c)(3) to Purchaser's Tender Offer Statement on
       Schedule 14D-1, dated August 22, 1997).

(c)(2) Pages 8-19 of the Proxy Statement dated March 31, 1997, relating to the Company's 1997 Annual Meeting of Shareholders.+

(c)(3) Indemnification Agreement, dated July 2, 1997, between the Company and each of James S. Riepe, Dale F. Frey and Eric J. Topol, M.D.+

(c)(4) Article Sixth of the Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3(b) to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996).

(c)(5) Article Seventh of the Company's Bylaws (incorporated by reference to
       Exhibit 3(a) to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996).

(c)(6) Amended and Restated Stock Plan, dated March 12, 1990 (incorporated by reference to Exhibit 10(o) to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996).

(c)(7) Equity Compensation Plan, dated March 11, 1990 (incorporated herein by reference to Exhibit 10(p) to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996).

(c)(8) 1995 Equity Compensation Plan, dated March 21, 1995 (incorporated by reference to Exhibit 10(q) to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996).

(c)(9) Acquisition Agreement, dated as of March 12, 1990, between the Company and Purchaser (incorporated by reference to Exhibit 1 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9, dated March 16, 1990).

(c)(10) Complaint filed in Brickell v. Rhone-Poulenc S.A. (Supreme Court of the State of New York, County of New York, filed July 9, 1997) (incorporated by reference to Exhibit (g)(1) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated August 22, 1997).

(c)(11) Complaint filed in Steiner v. Rhone-Poulenc S.A. (United States District Court for the Eastern District of Pennsylvania, filed July 15, 1997) (incorporated by reference to Exhibit (g)(2) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated August 22, 1997).

(c)(12) Complaint filed in Krim v. Rhone-Poulenc S.A. et. al. (New Jersey Superior Court, Mercer County, filed July 15, 1997) (incorporated by reference to Exhibit (g)(3) to Purchaser's Tender Offer Statement on
        Schedule 14D-1, dated August 22, 1997).

(c)(13) Complaint filed in Simon v. Robert E. Cawthorn et. al. (Pennsylvania Court of Common Pleas, Trial Division, Montgomery County, filed July 31, 1997) (incorporated by reference to Exhibit (g)(4) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated August 22, 1997).

(c)(14) Motion to Dismiss Complaint filed in Brickell v. Rhone-Poulenc S.A. (Supreme Court of the State of New York, County of New York, filed August 11, 1997) (incorporated by reference to Exhibit (g)(5) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated August 22,
        1997).

(c)(15) Motion to Dismiss Complaint filed in Steiner v. Rhone-Poulenc S.A. (United States District Court for the Eastern District of
        Pennsylvania, filed August 6, 1997) (incorporated by reference to Exhibit (g)(6) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated August 22, 1997).
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 * Included in documents mailed to shareholders.
 + Filed herewith.

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

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Rhone-Poulenc Rorer Inc.

                                     By: /s/ Michel de Rosen
                                          Name: Michel de Rosen
                                          Title:Chairman and Chief
                                                Executive Officer

Dated: August 22, 1997

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